Exhibit 99.1

Kingsoft Cloud Files Annual Report on Form 20-F for Fiscal Year 2023 and Releases 2023 Environmental, Social and Governance Report

BEIJING, April 30, 2024 (GLOBE NEWSWIRE) -- Kingsoft Cloud Holdings Limited (“we,” “Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading independent cloud service provider in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 with the Securities and Exchange Commission ("SEC") on April 30, 2024. The annual report can be accessed on the Company's investor relations website at http://ir.ksyun.com as well as the SEC's website at http://www.sec.gov.

The Company will provide hard copies of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be submitted to ksc-ir@kingsoft.com.

In addition, the Company has published its 2023 Environmental, Social and Governance (ESG) Report (the “ESG Report”) to provide an in-depth review of the Company’s progress in the past year in its ESG practices, including business ethics, responsible operation, talent development, green development, sustainable supply chain, and corporate responsibility.

In 2023, we were awarded as a member out of a total of TOP 88 companies in the first edition of S&P Global’ s Sustainability Yearbook (China Edition)

We have improved our ESG practices, including but not limited to:

•	We have been developing our Wuhan Research and Development Center since 2023. By the end of 2023, the total number of employees (including full-time, interns and outsourced employees) in Wuhan has exceed 500, around 40% of all the research and development employees.

•	In May 2023, Kingsoft Cloud held an event under the theme “Gathering Together, Shaping the Future” with core partners, introducing the Company’s future industry positioning, organizational improvements within the supply chain, updated procurement processes, and procurement planning. This event aimed to build strong partnerships with suppliers and promote the sustainable development of the supply chain.

•	In 2023, Kingsoft Cloud has passed the annual review of TRUSTe Enterprise Privacy & Data Governance Certification by TrustArc, and obtained the Data Protection Trustmark (DPTM) Certificate from the Infocomm Media Development Authority of Singapore (IMDA).

•	We have disclosed the GHG emissions for Scope 3, including the emission data from purchased goods and services, capital goods, employee commuting, business travel and fuel and energy related activities not included in Scope 1 and Scope 2.

To learn more about Kingsoft Cloud’s ESG efforts and to view the full ESG Report, please visit https://ir.ksyun.com/esg.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com